United States securities and exchange commission logo





                              May 9, 2022

       Kelly Rodriques
       Chief Executive Officer
       Forge Global Holdings, Inc.
       415 Mission Street
       Suite 5510
       San Francisco, CA 94105

                                                        Re: Forge Global
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 19,
2022
                                                            File No. 333-264367

       Dear Mr. Rodriques:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed April 19, 2022

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the shares of common stock
and warrants being registered for resale. Highlight any
                                                        differences in the
current trading price, the prices that the Sponsor, private placement investors, PIPE
investors, and other selling securityholders acquired their shares and warrants, and the price
that the public securityholders acquired their shares and warrants.
                                                        Disclose that while the
Sponsor, private placement investors, PIPE investors, and other selling securityholders
may experience a positive rate of return based on the current trading price, the
public securityholders may not experience a similar rate of return on the securities they
purchased due to differences in the purchase prices and the current trading
 Kelly Rodriques
FirstName  LastNameKelly
Forge Global  Holdings, Inc.Rodriques
Comapany
May  9, 2022NameForge Global Holdings, Inc.
May 9,
Page 2 2022 Page 2
FirstName LastName
         price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
Cover Page

2. For each of the common shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such common shares and warrants.
3. Disclose the exercise price(s) of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
4. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all or most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.
Risk Factors, page 12

5. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 66

6. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
 Kelly Rodriques
Forge Global Holdings, Inc.
May 9, 2022
Page 3
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that Paul Luc Robert Heyvaert and entities affiliated with Motive
         Partners and Deutsche Borse AG, collectively own over one-third of your outstanding shares and will be able to sell all of these shares for so long as the registration statement of which this prospectus forms a part is available for use.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-
3758 with any other questions.



FirstName LastNameKelly Rodriques                                Sincerely,
Comapany NameForge Global Holdings, Inc.
                                                                 Division of
Corporation Finance
May 9, 2022 Page 3                                               Office of
Finance
FirstName LastName